SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Company” or “Gafisa”), complementing the information disclosed to shareholders and to the market on February 22, 2017 and April 19, 2017, hereby informs that:

1.                       On April 22, 2017 expired the 60-day term provided for by Article 174 of Law No. 6.404/76 for creditors’ objection to the Company’s capital stock reduction, totaling  R$219,510,000.00 (“Gafisa’s Capital Reduction”), as approved at the Extraordinary Shareholders’ Meeting held on February 20, 2017, at 11:00 a.m., without any objection from creditors to Gafisa’s Capital Reduction.

2.                       Considering that conclusion of Gafisa’s Capital Reduction was condition to deliver the shares of Construtora Tenda S.A., a publicly-held company with corporate taxpayer’s ID ( CNPJ/MF) No. 71.476.527/0001-35, Company Registry (NIRE) 35.300.348.206 (“Tenda”), wholly-subsidiary of the Company, under the terms and for the purposes of Article 253, I, of Law No. 6.404/76 (“Preemptive Right”), Tenda’s shares acquired within the scope of Preemptive Right will be delivered to acquirers on May 4, 2017, date when listing will initiate as well as Tenda trades at the traditional segment of BM&FBOVESPA.

3.                       Likewise, Gafisa’s Capital Reduction will become effective by delivering to the Company’s shareholders, as reduced capital reimbursement, one common share of Tenda for each common share of Gafisa held thereby, excluding the treasury shares, according to the schedule below:

  April 27, 2017 (inclusive): last day to trade the Company’s shares entitled to receive Tenda’s shares due to Gafisa’s Capital Reduction effectiveness. The shareholder’s position by the end of market on such date will entitle the shareholder to receive the Tenda’s shares in the proportion described above.
  April 28, 2017: as of this date, the Company’s shares will be traded ex-capital reduction.
  May 4, 2017: effective delivery date of Tenda’s shares to the Company’s shareholders.

São Paulo, April 24, 2017.

André Bergstein
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer